Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
August 15, 2006 at 9:00 am

AMER SPORTS ESTABLISHES AMER SPORTS WINTER & OUTDOOR AMERICAS

In an effort to strengthen Amer Sports presence and to develop its business in the largest winter & outdoor market in the world, USA, Amer Sports has decided to consolidate Amer Sports Winter & Outdoor America business under one management. The target is to find new ways to grow the business with Amer Sports brands, Salomon, Atomic and Suunto, as well as to provide a more efficient infrastructure for sales and operations for the US based winter and outdoor businesses.

Mr Mike Dowse has been appointed to the newly created position of General Manager of Amer Sports Winter & Outdoor Americas. He will start in his new position effective September 1, 2006. In his new role Dowse will be responsible for planning and creating the best possible platform for sales, marketing, operations and administration for the Salomon, Atomic and Suunto brands in the USA. Mike Dowse brings with him over 16 years of experience from various positions in Amer Sports.

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Kari Kauniskangas, Senior Vice President, Sales and Distribution, tel. +358 9 7257 8444

AMER SPORTS CORPORATION
Communications

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
August 15, 2006 at 9:10 am

AMER SPORTS' CAPITAL MARKETS DAY

Amer Sports is today hosting a Capital Markets Day for investors and analysts in Finland. The presentations will be given by Mr Roger Talermo, CEO and President, Mr Pekka Paalanne, Senior Vice President, CFO, Mr Jean-Luc Diard, President, Salomon and Mr Juha Pinomaa, President, Suunto.

The presentations are available to download in a PDF format at www.amersports.com around 1:00 pm.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports,
tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.